UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42457

OneConstruction Group Limited

Room 6808A, 68/F,

Central Plaza,

18 Harbor Road,

Wanchai, Hong Kong
+852 2123 8400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Pricing and Closing of Initial Public Offering

On January 2, 2025, OneConstruction Group Limited, a Cayman Islands exempted company (the “Company”), closed its initial public offering (the “IPO”) of 1,750,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-283186), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2023, as amended, and declared effective by the SEC on December 20, 2024. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Company has also granted the underwriters a 45-day option to purchase up to 15% of the Ordinary Shares sold in the IPO to cover over-allotments, if any. The Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “ONEG” on December 31, 2024.

In connection with the IPO, the Company entered into an underwriting agreement, dated December 30, 2024, with American Trust Investment Services, Inc. and WestPark Capital, Inc., as representatives of the underwriters with respect to the IPO.

On December 31, 2024, the Company issued a press release announcing the pricing and trading of the IPO, and on January 2, 2025, the Company issued a press release announcing the closing of the IPO.

Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConstruction Group Limited

Date: January 3, 2025	By:	/s/ Ka Chun Gordon Li
	Name:	Ka Chun Gordon Li
	Title:	General Manager

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – OneConstruction Group Limited Announces Pricing of Initial Public Offering
99.2	Press Release – OneConstruction Group Limited Announces Closing of Initial Public Offering

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